[Letterhead of Cobra Electronics Corporation]

June 29, 2005

By EDGAR

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Cobra Electronics Corporation
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the fiscal quarter ended March 31, 2005
File No. 0-00511

Ladies and Gentlemen:

Reference is made to the comment letter of the accounting staff of the Securities and Exchange Commission (the “Staff”) dated June 15, 2005 (the “Comment Letter”) with respect to the Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) and the Form 10-Q for the quarter ended March 31, 2005 (the “Form 10-Q”) of Cobra Electronics Corporation (“Cobra”) which supplements the Staff’s letter dated April 8, 2005 and Cobra’s response letter dated June 3, 2005. For the convenience of the Staff’s review, we have set forth the comments set forth in the Comment Letter below along with Cobra’s responses.

1.	Please refer to prior comment 5. Tell us how you have given consideration to the fact that approximately 15% of your annual sales were to customers outside of the United States, including how your review of the 80% customers and 4 day window would apply.

Cobra Response:

Customers located outside of the United States are not included in the company’s review of the 80% customers and 4-day window methodology as the terms of sale to customers located outside of the United States are FOB origin. As such, revenue is recognized at the time of shipment. In Cobra’s response to the Staff’s prior comment 5, we inadvertently failed to highlight that the 80% and four-day window methodology applies only to domestic customers.

2.	Please refer to prior comment 9. It is unclear why you believe the equity method is appropriate solely on the determination that should you choose to exercise the warrants you would have 22.7% of the outstanding common stock. We note in your response you indicate that you do not have significant influence over Horizon or its management. Tell us how you considered the characteristics in paragraph 6(a), 6(c) and 7 of EITF 02-14 in your conclusion including how you have analogized ownership of the warrants to voting common stock. Also, provide us with additional details on your intent to exercise the warrants in the future.

Cobra Response:

The equity method of accounting was applied to Cobra’s ownership of warrants in Horizon Navigation, Inc. (“Horizon”) as of the first quarter of 2005 based on two factors:

1. The EITF’s consensus at its June 30 – July 1, 2004 meeting that, for purposes of APB Opinion 18, the term “common stock” includes “in-substance common stock” (as defined under issue 02-14); and

2. Cobra’s fully diluted ownership percentage.

With respect to the first factor, management determined that its non-callable warrants are “in-substance common stock” and in making this determination considered the characteristics in paragraphs 6(a), 6(c)—as well as 6(b)—and 7 of EITF 02-14:

•	Paragraph 6(a) states in part: “An investor should determine whether the investment has subordination characteristics that are substantially similar to the entity’s common stock. If an investment has a substantive liquidation preference over common stock, it is not substantially similar to the common stock.” The warrants have no substantive liquidation preference over common stock.

•	Paragraph 6(b), which addresses “risks and rewards of ownership” states in part: “Likewise, if the investor has the ability to convert the investment into that entity’s common stock without any significant restrictions or contingencies that prohibit the investor from participating in the capital appreciation of the investee in a manner that is substantially similar to that entity’s common stock, the conversion feature is an indicator that the investment is substantially similar to common stock.” The warrants can be exercised at an exercise price of $.01 per share (which presents little economic barrier to Cobra’s exercising these warrants at its discretion, since the total conversion price as of March 31, 2005 would be $69,359.40) for common stock that would allow Cobra to participate in the capital appreciation of Horizon in a manner that is similar to its common stock without any significant restrictions or contingencies.

•	Paragraph 6(c) states in part: “An investment is not substantially similar to common stock if the investee is expected to transfer substantive value to the investor and the common shareholders do not participate in a similar manner.” The warrants require no transfer of substantive value by the investee to the investor, with the common shareholders not participating in a similar manner.

•	Paragraph 7 states in part: “If an investment’s subordination characteristics and risks and rewards of ownership are substantially similar to the common stock of the investee and the investment does not require the investee to transfer substantive value to the investor in a manner in which the common shareholders do not participate similarly, then the investment is in-substance common stock.” The warrants are in-substance common stock. Upon exercising the warrants, Cobra would receive common stock that: (a) has subordination characteristics that are the same as Horizon’s common stock; (b) has risks and rewards of ownership that are the same as those for Horizon’s common stock; and (c) has no obligation to transfer value that the Horizon common shareholders would not participate similarly.

The second factor focused on the presumption in APB Opinion 18 that significant influence exists in an investment of more than 20 percent. Although, as Cobra stated in its response to prior comment 9, Cobra does not believe that it exercises significant influence over Horizon, Cobra determined in the first quarter of 2005 that the equity method of accounting was appropriate when Cobra’s fully diluted ownership during the first quarter reached 22.7 percent for the following reasons. Cobra is party to a stockholders’ agreement with Horizon and Horizon’s other shareholders, which requires Horizon to obtain Cobra’s consent prior to taking certain material actions, thus providing Cobra with “protective rights” as defined in EITF 96-16, although not “substantive participating rights.” These protective rights include, for example, non-voting observation rights on the board of directors of Horizon, approval rights pertaining to changes in the capital structure of Horizon, the right to approve (although not establish) an annual budget and the right to approve any material changes to the approved budget. Management determined that the existence of these protective rights together with the presumption in APB Opinion 18 that significant influence exists in an investment of more than 20 percent (which requires considerable evidence to the contrary) required Cobra to follow the equity method of accounting.

As for Cobra’s intent to exercise the warrants in the future, Cobra will do so if management determines that, based upon the available facts and circumstances, exercising is in the best interests of Cobra and its stockholders.

3.	Clarify for us what you mean by the term “step by step accounting” with regard to Horizon. Also tell us why you believed it was appropriate to adjust for the equity method since the inception of the loan.

Cobra Response:

The term “step-by-step accounting” refers to a retroactive adjustment to results of operations and retained earnings associated with the ownership position of Cobra in each quarter since the inception of that ownership position. Cobra applied “step-by-step accounting” to its position in Horizon as required by APB Opinion 18, paragraph 19 (m), which states in part:

An investment in common stock of an investee that was previously accounted for on other than the equity method may become qualified for use of the equity method by an increase in the level of ownership described in paragraph 17 (i.e., acquisition of additional voting stock by the investor, acquisition or retirement of voting stock by the investee, or other transactions). When an investment qualifies for use of the equity method, the investor should adopt the equity method of accounting. The investment, results of operations (current and prior periods presented), and retained earnings of the investor should be adjusted retroactively in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary.

Cobra applied “step-by-step accounting” since the inception of the loan since it received its first issuance of non-callable warrants at that time. Cobra applied step-by-step accounting by calculating Cobra’s weighted average fully diluted ownership position for each quarter (based on Cobra’s non-callable warrants outstanding during the quarter), beginning with the first quarter of 2003 when Cobra first loaned money to Horizon and received non-callable warrants. The weighted average fully diluted ownership position for each quarter was applied to Horizon’s pretax losses for that quarter. As indicated in Note 8 of Cobra’s Form 10-Q, this resulted in recognition of $34,000 of additional pre-tax loss in the first quarter of 2004 and a cumulative pre-tax loss of $274,000, which is reflected in Cobra’s financial statements as of December 31, 2004.

4.	Tell us why you have not recorded any value for any of the warrants issued. Tell us why you believe it is appropriate to record the equity losses against the value of the receivable. Specifically, tell us if you are considering the loan receivable to be a capital advance or if terms of the receivable have been changed such that repayment is not required. Cite your basis in the relevant accounting literature. We may have further comment.

Cobra Response:

As required by APB Opinion 14, when there is debt with detachable warrants, the amount of the debt (in this case, the loan to Horizon) should be allocated between the debt and warrants based on the relative market values. The Opinion states further that, if the value of one cannot be determined (in this case, the warrants because of the factors discussed below), the market value of the other (in this case, the loan) should be deducted from the total value to determine the unknown value.

Horizon is a small, privately-held company owned principally by its employees with no liquid market for its stock. Moreover, the company was founded as a spin-off from a larger company in February 2002, only ten months prior to Cobra receiving warrants in the company, and had at the time of the issuance of the loan by Cobra a very limited track record as an independent company. Accordingly, Cobra determined that it was impracticable to determine a “value” of the warrants held by Cobra, except by using highly speculative financial projections and/or establishing a value for certain intellectual property owned by Horizon, including patents and the source code for navigation devices. This valuation of intangible assets would have required significant expense and effort and still would have resulted in determining a value for the warrants that would have been, in management’s opinion, only a very inexact approximation of market value. For the market value of the loan, Cobra determined that the loan’s fair value was approximately equal to its book value based on the underlying security interest and the market rate of return — thus resulting in no material residual value being assigned to the warrants in accordance with APB Opinion 14.

Since no value was recorded for the warrants, APB Opinion 18, section 19(i), and EITF 98-13 require that the equity losses be recorded against the value of the Horizon receivable.

Regarding the terms of the loan, no terms have been changed and repayment of the loan by Horizon is still required.

If you have any questions regarding the foregoing, please contact the undersigned at 773-804-6281.

Very truly yours,

/s/ Michael Smith Michael Smith Senior Vice President and Chief Financial Officer

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